

July 19, 2011

Via Facsimile
Reza Meshgin
President and Chief Executive Officer
Multi-Fineline Electronix, Inc.
3140 East Coronado Street
Anaheim, CA 92806

> **Re:** **Multi-Fineline Electronix, Inc.**
> **Form 10-K for the Year Ended September 30, 2010**
> **Filed November 15, 2010**
> **Forms 10-Q for the Quarterly Periods Ended December 31, 2010**
> **and March 31, 2011**
> **Filed February 3, 2011 and May 5, 2011**
> **File No. 000-50812**

Dear Mr. Reza Meshgin:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

1. Within your comparisons of net sales beginning on page 33 and 35 there are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change is not disclosed. In this regard, we note that in the fiscal year ended September 30, 2010 sales both increased and

decreased as a result of changes in established customers, a new customer contributed significantly to the increase and there were greater shipments at what you seem to be suggesting were lower per unit prices. In future filings, please revise your disclosures throughout this section to quantify and describe significant components and sources that contributed to material changes. Refer to Section III.B of SEC Release 33-8350.

Liquidity and Capital Resources, page 37

2.      We note from your disclosure on page 58 that earnings of foreign subsidiaries totaling approximately $142 million are considered to be permanently reinvested outside of the United States. Tell us how you considered disclosing the amount of cash, cash equivalents and investments that are currently held outside of the United States and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate, for purposes of assessing liquidity, the amounts not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. We refer you to Section IV of SEC Release 33-8350.

10. Significant Concentrations

Geographic, page 63

3.      We note that net sales to North America in fiscal 2010 were approximately $238 million. Please tell us the amounts related to each country in North America and what consideration you have given to disclosing any significant concentration of revenue within this geographic area.

Forms 10-Q for the Fiscal Quarters Ended December 31, 2010 and March 31, 2011

Management's Discussion and Analysis of Financial condition and Results of Operations

4.      Refer to your discussion of net sales into the consumer electronics sector in each of these filings. In this regard, we note a decrease of $63 million, or approximately 26% of total first quarter revenue "mainly due to a major program reaching the end of its life cycle." Please describe how the company addressed this change or trend noted in consumer electronics sales in any earlier periodic filings. For example, please indicate where the company provided disclosure of any such trends prior to the quarterly period ended December 31, 2010.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen G. Krikorian
Accounting Branch Chief